Exhibit 12.2
PEABODY ENERGY CORPORATION
UNAUDITED PRO FORMA COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE SECURITY DIVIDENDS

Dollars in millions	2016

Income from Continuing Operations Before Income Taxes	$53.5

Interest Expense	181.6

Interest Portion of Rental Expense	45.1

Income from Equity Affiliates	(16.2)

Adjusted Earnings	$264.0

Interest Expense	$181.6

Interest Portion of Rental Expense	45.1

Preference Security Dividend (1)	65.1

Adjusted Combined Fixed Charges and Preference Security Dividends	$291.8

Ratio of Earnings to Combined Fixed Charges and Preference Security Dividends	(2)

(1) Reflects 8.5% assumed dividend rate per annum, payable semiannually in kind as a dividend of additional shares of preferred equity.

(2) Pro forma earnings were insufficient to cover pro forma combined fixed charges and preference security dividends by approximately $27.8 million for the year ended December 31, 2016.